EXHIBIT 99.1

RADVISION Receives 2011 INTERNET TELEPHONY Product of the Year Award

SCOPIA Mobile v3 HD Video Conferencing Recognized for Outstanding Innovation

Press Release: RADVISION – Thu, Jan 12, 2012

FAIR LAWN, N.J.& TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION (Nasdaq: RVSN - News) announced today that TMC, a global, integrated media company, has named RADVISION a recipient of the 2011 INTERNET TELEPHONY Product of the Year Award for its SCOPIA® Mobile HD Video Conferencing solution. RADVISION SCOPIA Mobile v3 debuted in October 2011 as the industry’s first standards-based mobile video application to enable HD video conferencing, data collaboration with review capabilities, conference call control, moderation, and administration all through an intuitive user interface.

With click-to-participate capabilities, users can join standards-based video conferences with full two-way video and see up to 28 participants simultaneously. Through SCOPIA video infrastructure, SCOPIA Mobile can connect to telepresence systems, standards-based HD video conferencing systems and unified communications applications such as Microsoft Lync for unmatched interoperability. Additional highlights include:

•	Unparalleled data collaboration with review capabilities

•	Optimized meeting control, moderation and administration

•	Intelligent network utilization over broadband wireless and Wi-Fi

“I am happy to grant RADVISION with a Product of the Year Award. The editors of INTERNET TELEPHONY have verified that SCOPIA Mobile displays quality and innovation plus meets real needs in the marketplace,” stated Rich Tehrani, CEO, TMC. “I would like to congratulate the entire RADVISION team for its commitment to advancing IP communication technologies.”

“We are honored by this recognition from TMCnet. SCOPIA Mobile has been tremendously well received in the industry, and in recent sales, it’s surfaced as a significant differentiator against our competitors,” said Teddy Flatau, RADVISION vice president of product management. “As the bring-your-own-device, or BYOD, phenomenon continues to penetrate the workplace, workers expect an enterprise-grade mobile video experience, and only RADVISION delivers that today.”

RADVISION will be demonstrating SCOPIA Mobile later this month at Integrated Systems Europe (ISE) 2012, booth no. 12B86.

2011 Product of the Year winners are published in the January/February 2012 issue of INTERNET TELEPHONY magazine, (www.itmag.com). INTERNET TELEPHONY has been the authority in IP communication since 1998.

About INTERNET TELEPHONY magazine

INTERNET TELEPHONY has been the IP Communications Authority since 1998™. Beginning with the first issue in February of 1998, INTERNET TELEPHONY magazine has been providing unbiased views of the complicated converged communications space. INTERNET TELEPHONY offers rich content from solutions-focused editorial content to reviews on products and services from TMC Labs. INTERNET TELEPHONY magazine reaches more than 225,000 readers, including pass-along readers. For more information, please visit www.itmag.com.

About RADVISION

Founded in 1992, RADVISION (Nasdaq: RVSN - News) is a leading provider of video conferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, LinkedIn, Twitter, and YouTube.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION and SCOPIA are registered trademarks of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2011 RADVISION, Ltd.

Contact:
Corporate:

RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robin Raulf-Sager, +1 201-689-6303
Director, Communications
robinr@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net